May 2, 2007

Mail Stop 3720

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. John Zitko
Ms. Kathryn Jacobson
Mr. Dean Suehino

Re:	Oakmont Acquisition Corp.
Amendment No. 1 to Proxy Statement on Schedule 14A
File No. 0-51423

Ladies and Gentlemen:

This letter accompanies the letter prepared by Foley & Lardner LLP which provides responses to your comment letter dated April 12, 2007. As requested in your comment letter, Oakmont Acquisition Corp. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initialed by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael C. Azar

Michael C. Azar

President

MCA/lg